

August 10, 2011

Via E-mail
H. Kerr Taylor
Chairman, President and Chief Executive Officer
AmREIT, Inc.
8 Greenway Plaza, Suite 1000
Houston, TX 77046

>   **Re: AmREIT, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 18, 2011**
>   **File No. 000-53841**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Properties, page 7

1.   We note your disclosure on page 5 that as of December 31, 2010 your portfolio was 92% leased with a weighted average remaining lease term of 6.4 years. In future Exchange Act periodic reports, please provide a table of lease expirations for the next ten years stating the number of tenants whose leases will expire, the total area in square feet covered by such leases, the annual rental represented by such leases and the percentage of gross annual rental represented by such leases.

2.   We note you have disclosed annualized base rent per square foot. Please tell us whether your leases contain material tenant concessions or abatements. If so, in future Exchange Act periodic reports, please present average effective rent per square foot as well and footnote your table to explain how average effective rent is calculated.

Proxy Statement on Schedule 14A filed April 12, 2011

3.   We note that in 2010 your compensation committee used the 2010 NAREIT Compensation and Benefits Survey and the 2010 National Real Estate Compensation and Benefits Survey prepared by CEL& Associates as well as SEC filings from your peer group companies to provide it with relevant market data regarding compensation. Please tell us whether you engaged in benchmarking your compensation against other peer companies using market data. To the extent that you benchmarked your compensation, in future filings please disclose the target ranges for each element of your compensation in comparison to your peer group and whether the actual amounts paid fell within those ranges.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3852 with any questions.

                                Sincerely,

                                /s/ Michael McTiernan

                                Michael McTiernan
                                Assistant Director